Exhibit 99.1

JEFFERIES FINANCIAL GROUP INC.

DEFERRED COMPENSATION PLAN

As Amended and Restated as of November 1, 2022

WHEREAS, in recognition of the success provided to predecessors and subsidiaries of Jefferies Financial Group Inc. (the “Company”) by certain Employees (as defined below), predecessors and subsidiaries of the Company had established this deferred compensation plan to enable those Employees to defer the payment of all or a portion of the compensation otherwise payable in cash by the Company or its affiliates then participating in the Plan; and

WHEREAS, the Company and Jefferies Group LLC seek to amend and restate the Plan at November 1, 2022 to specify that, upon the merger of Jefferies Group LLC with and into the Company, the Company will assume all deferred compensation obligations to Employees and thereafter will continue to provide that opportunity for deferral of compensation under the Plan, and to eliminate obsolete provisions of the Plan.

NOW, THEREFORE, the Company and Jefferies Group LLC hereby adopt this amendment and restatement of the Plan, effective as of November 1, 2022, as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions: Whenever used in this Plan:

(a) “Account” shall mean the separate bookkeeping account established under the Plan for each Participant.

(b) “Administrator” shall mean a committee of Company officers authorized to administer the Plan. Unless otherwise determined by the Committee, the Administrator shall be a committee consisting of the Chief Executive Officer of the Company, the President of the Company and Chairman of its Executive Committee, the Company’s Chief Financial Officer, the Company’s Treasurer and the Company’s Managing Director – Global Human Resources Controller.

(c) “Board” shall mean the Board of Directors of the Company.

(d) “Change of Control” shall mean the first to occur of any of the following events after March 1, 2013; provided, however, that an event will not constitute a Change of Control applicable to a Plan Year if before such Plan Year the Participant received notice from the Company that the Change of Control was anticipated to occur or had occurred; and provided further, that the Merger Transactions constituted a Change of Control for the 2012 Plan Year and earlier Plan Years but did not constitute a Change of Control for the 2013 Plan Year and later Plan Years:

(i) Any “person,” as such term is used in Section 13(d) and 14(d) of the Exchange Act (other than the Company, any trustee or other fiduciary holding securities under an employee benefit plan of the Company, or any company owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of stock of the Company), acquires voting securities of the Company and immediately thereafter is a “50% Beneficial Owner.” For purposes of this provision, a “50% Beneficial Owner” shall mean a person who is the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company’s then-outstanding voting securities; provided, however, that the term “50% Beneficial Owner” shall not include any person who shall become the beneficial owner of 50% or more of the combined voting power of the Company’s then-outstanding voting securities solely as a result of an acquisition by the Company of its voting securities, until such time thereafter as such person shall become the beneficial owner (other than by means of a stock dividend or stock split) of any additional voting securities and becomes a 50% Beneficial Owner in accordance with this subsection;

(ii) During any period of two consecutive years commencing on or after March 1, 2013, individuals who at the beginning of such period constitute the Board, and any new director whose election by the Board or nomination for election by the Company’s shareholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved (the “Continuing Directors”), cease for any reason to constitute at least a majority thereof;

(iii) The shareholders of the Company have approved a merger, consolidation, recapitalization, or reorganization of the Company, or a reverse stock split of any class of voting securities of the Company, or the consummation of any such transaction if shareholder approval is not obtained, other than any such transaction which would result in at least 50% of the combined voting power of the voting securities of the Company or the surviving entity outstanding immediately after such transaction being beneficially owned by persons who together beneficially owned at least 80% of the combined voting power of the voting securities of the Company outstanding immediately prior to such transaction, with the relative voting power of each such continuing holder compared to the voting power of each other continuing holder not substantially altered as a result of the transaction; provided that, for purposes of this subsection, such continuity of ownership (and preservation of relative voting power) shall be deemed to be satisfied if the failure to meet such 50% threshold (or to substantially preserve such relative voting power) is due solely to the acquisition of voting securities by an employee benefit plan of the Company or of such surviving entity or a subsidiary thereof; and provided further, that, if consummation of the corporate transaction referred to in this subsection is subject, at the time of such approval by shareholders, to the consent of any government or governmental agency or approval of the shareholders of another entity or other material contingency, no Change of Control shall occur until such time as such consent and approval has been obtained and any other material contingency has been satisfied;

(iv) The shareholders of the Company have approved a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets (or any transaction having a similar effect); provided that, if consummation of the transaction referred to in this subsection is subject, at the time of such approval by shareholders, to the consent of any government or governmental agency or approval of the shareholders of another entity or other material contingency, no Change of Control shall occur until such time as such consent and approval has been obtained and any other material contingency has been satisfied; and

(v) Any other event that the Board determines shall constitute a Change of Control for purposes of this Plan.

(e) “Code” shall mean the Internal Revenue Code of 1986, as amended from time to time, and the regulations and other authority issued thereunder by the appropriate governmental authority. References to the Code shall include references to any successor section or provision of the Code.

(f) “Committee” shall mean the Compensation Committee of the Board.

(g) “Company” shall mean Jefferies Financial Group Inc., a New York corporation, or any successor company.

(h) “Compensation” shall mean those elements of cash remuneration payable to an Employee by a Designated Entity (to the extent one or more of their employees have been designated for participation in the Plan) which elements have been designated by the Committee or Administrator as eligible for deferral with respect to a given Plan Year, subject to Sections 2.2 and 8.4. Such designation must be made before any applicable deadline for the Participant to elect deferral for such Plan Year (to the extent required to comply with Code Section 409A). The Committee or Administrator may, in its discretion, designate salary, bonus awards, commissions or sign-on bonus awards as eligible for deferral. Payments to any Employee for a period during which the Employee is determined to have a 409A Disability shall not be deferred, however.

(i) “Deferral Period” shall mean, with respect to each Account of a Participant, the five-year period beginning on the first day of the Plan Year with respect to which the Account was established; provided, however, that (i) this period will be subject to any extension in accordance with Section 3.6, and (ii) the Committee may establish a duration for the Deferral Period of other than five years, but any such change shall be announced to Employees invited to participate prior to the enrollment deadline for that Plan Year.

(j) “Deferred Shares” shall mean a contingent right to receive delivery of a Share at the end of the Deferral Period, credited pursuant to Section 4.2 as a result of dividend equivalents on a Participant’s Restricted Shares or Deferred Shares. A Participant credited with a Deferred Share has no rights of a shareholder until delivery of a Share has been effected.

(k) “Disability” shall mean a physical or mental impairment that would entitle the Participant to receive benefits under the long-term disability program of the Designated Entity that employs the Participant, as determined by the Committee in its sole discretion. The Committee may, in its sole discretion, require a medical examination performed by a physician at the expense of Participant’s employer as a condition to any determination of Disability. The term “409A Disability” shall have the meaning as defined in the Company’s “Compliance Rules Under Code Section 409A.”

(l) “Employee” shall mean (i) any individual employed by Jefferies LLC or Leucadia Asset Management designated as eligible to participate in the Plan by the Committee or Administrator, and (ii) any individual employed by the Company or a subsidiary or affiliate of the Company if such person is designated as eligible to participate in the Plan by the Committee or the Administrator, including in the case in which such individual’s employer is designated as a Designated Entity (subject to Section 8.4).

(m) “Equity Compensation Plan” shall mean the Company’s Equity Compensation Plan, effective March 25, 2021.

(n) “Equity Plan” shall mean, with regard to Restricted Shares or Deferred Shares acquired by a Participant before March 25, 2021, the 2003 Plan, and with regard to Restricted Shares or Deferred Shares acquired by a Participant on or after March 25, 2021, the Equity Compensation Plan.

(o) “Equity Subaccount” shall mean the portion of a Participant’s Account deemed to comprise Restricted Shares and/or Deferred Shares.

(p) “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended from time to time, and as now or hereafter construed, interpreted and applied by regulations, rulings and cases.

(q) “Fair Market Value” shall mean the closing sale price of a Share on the composite tape of the New York Stock Exchange on the relevant valuation date, or if Shares are not traded on such date, on the last date on which Shares are traded preceding such valuation date.

(r) “Investment Subaccount” shall mean the portion of the Participant’s Account that is not his or her Equity Subaccount.

(s) “Merger Transactions” shall have the meaning as defined in the 2003 Incentive Compensation Plan.

(t) “Participant” shall mean an Employee who has satisfied the requirements of Section 2.1.

(u) “Plan” shall mean the Jefferies Financial Group Inc. Deferred Compensation Plan, as amended and restated, as set forth herein and as amended from time to time. The Plan is implemented as a subplan under the 2003 Incentive Compensation Plan prior to March 25, 2021, and as a sub-plan under the Equity Compensation Plan from March 25, 2021 onward.

(v) “Plan Quarter” shall mean a calendar quarter ending on March 31, June 30, September 30, or December 31.

(w) “Plan Year” shall mean the calendar year.

(x) “Restricted Period” shall mean the period ending on the last day of the third consecutive Plan Year for which a Participant defers Compensation pursuant to Section 3.1; provided, however, that if a Participant ceases to defer Compensation by reason of Disability or 409A Disability, the Participant shall be treated as if such deferrals have not ceased for the duration of such Disability or 409A Disability for purposes of determining the end of the Restricted Period. The foregoing notwithstanding, the Committee may vary the length of the Restricted Period, but any such change shall be announced to Employees invited to participate prior to the enrollment deadline for that Plan Year and shall not operate to extend the Restricted Period applicable to any Account relating to a Participant’s deferrals in a previous Plan Year.

(y) “Restricted Share” shall mean a contingent right, credited pursuant to Section 3.4, to receive delivery of a Share at the end of the Deferral Period. A Participant credited with a Restricted Share has no rights of a shareholder until delivery of a Share has been effected.

(z) “Restricted Share Discount Percentage” shall mean the percentage of the Fair Market Value of a Share specified for the Committee for each Plan Year, which is used under Section 3.4 to calculate the number of Restricted Shares credited to a Participant’s Account. In no event will the Restricted Share Discount Percentage be less than 85%.

(aa) “Retirement Age” shall mean the age at which an Employee’s age plus his years of service equals 65. For this purpose, years of service shall be credited for each twelve month period beginning on the date of the Participant’s commencement of employment with the Company and on each anniversary thereof during which the Employee was in active employment with the Company or any of its subsidiaries or affiliates.

(bb) “Shares” shall mean the Company’s common shares, $1.00 par value per share.

(cc) “2003 Incentive Compensation Plan” shall mean the Jefferies Financial Group Inc. 2003 Incentive Compensation Plan, as amended and restated; provided, however, that in periods prior to the Merger Transactions such plan was the Jefferies Group, Inc. 2003 Incentive Compensation Plan, and from March 1, 2013 to May 23, 2018 such plan was named the Leucadia National Corporation 2003 Incentive Compensation Plan.

ARTICLE II

PARTICIPATION

2.1 Eligibility to Participate. An Employee who is a full-time employee of Jefferies LLC or Leucadia Asset Management LLC or any other Designated Entity shall become a Participant upon his or her designation by the Committee or the Administrator as eligible to participate in the Plan and his or her election to defer Compensation becoming effective in accordance with Article III. A Participant is not automatically eligible to defer compensation in a given Plan Year, but must be designated as eligible to defer in such Plan Year by the Committee or the Administrator. The foregoing notwithstanding, no person will be eligible to receive Restricted Shares or Deferred Shares under the Plan if he or she is not eligible to participate under the Equity Plan.

2.2 Termination of Participation. Once an Employee becomes a Participant, the Employee shall remain a Participant (subject to Section 2.1) until termination of employment with the Company and its subsidiaries and affiliates and thereafter until all benefits to which the Participant or the Participant’s beneficiary is entitled under the Plan have been paid. For clarity, an Employee whose Compensation is subject to a valid deferral election in a given Plan Year, whose employment status changes during the year such that the Employee becomes employed by the Company or a Company subsidiary or affiliate at a time that such entity otherwise is not a Designated Entity, will continue to participate and to defer Compensation for that Plan Year (for which purpose compensation paid by the non-Designated Entity corresponding in type to Compensation will be deemed to be Compensation), but in subsequent Plan Year’s such person will be eligible to defer further compensation only if he or she is then an Employee. To the extent necessary solely for the continued participation of such Participant, the Company or the relevant Company subsidiary or affiliate will automatically be deemed to be Designated Entities participating in the Plan for that Plan Year.

ARTICLE III

DEFERRAL OF COMPENSATION

3.1 Deferral Election. With respect to each Plan Year, an Employee may elect to defer the receipt of Compensation otherwise payable to the Participant. A Participant’s deferral election shall designate an annual dollar amount or percentage for deferral separately with respect to each component of Compensation (e.g., base salary, bonus, commissions, to the extent such component is deferrable). In the event that a designated dollar deferral amount for any component of Compensation exceeds the actual annual amount of such component of Compensation, 100% of such component of Compensation shall be deferred in lieu of this designated dollar amount. The Committee may establish a maximum limit on the aggregate amount of deferrals by any Participant during any Plan Year. Such election must be made before the beginning of the Plan Year to which the deferral relates, or by such other deadline as may be specified by the Committee, in the form and manner prescribed by the Committee; provided, however, that the election deadline shall comply with applicable rules under Code Section 409A (see “Compliance Rules Under Code Section 409A”) and, to the extent applicable, Section 9.6 of the Equity Plan. Elections to defer (including the related election as to the time of distribution) become irrevocable at the applicable deadline for the filing of such elections, or at such earlier time as may be specified by the Committee.

3.2 Establishment of Account. With respect to each Plan Year, an Account will be established for each Participant and the Compensation that the Participant elects to defer under the Plan with respect to that Plan Year will be credited to that Account. Unless otherwise determined by the Administrator, each such credit will be made to the Account as of the last day of the Plan Quarter during which such Compensation would have otherwise been payable to the Participant in cash. Prior to the deadline for deferral elections for a given Plan Year, the Administrator will establish the proportions in which amounts deferred will be allocated to the

Participant’s Investment Subaccount in accordance with Section 3.3 and to the Equity Subaccount in accordance with Section 3.4; provided, however, that Administrator may permit the Participant to elect from among two or more choices as to the allocations of the Participant’s deferrals for the Plan Year to the Subaccounts, and may permit the Participant to elect among investment alternatives within each Subaccount.

3.3 Investment Subaccount. Amounts allocated to the Investment Subaccount portion of a Participant’s Account shall be treated as if invested in the investment vehicles selected by the Participant from among the investment vehicles made available by the Committee, as follows:

(a) The Participant shall select, in the form and manner prescribed by the Administrator, the investment vehicles in which the Investment Subaccount portion of each Account shall be deemed to be invested. If one of the available investment vehicles is a money market fund, the Participant shall be permitted to elect at least once during each Plan Year, in the form and manner prescribed by the Committee or the Administrator, to treat any amounts deemed invested in the money market fund as if they were thereafter invested in such other available investment vehicles (if any are made available by the Committee or the Administrator) as the Participant shall designate.

(b) The investment vehicles deemed to be made available to the Participant, and any limitation on the maximum or minimum percentages of the Participant’s Investment Subaccount that may be invested in any particular investment vehicle and the times and terms upon which Participants will be permitted to reallocate balances between different investment vehicles, shall be determined by the Committee or Administrator (subject to Section 8.4) from time to time, and the Committee or Administrator may add, change or delete investment vehicles at any time.

(c) As of the last day of each Plan Quarter, each of a Participant’s Investment Subaccounts shall be credited or debited with earnings and losses (net of investment management fees and expenses) as if invested for such Plan Quarter (or portion thereof from the date any deferred amount would otherwise have been payable to the Participant in cash until the last day of the Plan Quarter) in the investment vehicles selected by the Participant. The Committee may cause such crediting or debiting of earnings and losses as of other dates, in its discretion.

(d) If a Participant does not furnish complete and clear investment designation instructions, the undesignated portion of the Participant’s Investment Subaccount shall be deemed to be invested in the money market fund made available under the Plan, until such time as complete and clear investment designation instructions are provided by the Participant.

3.4 Equity Subaccount.

(a) As of the last day of each Plan Quarter, the Equity Subaccount portion of a Participant’s Account shall be credited with Restricted Shares, in accordance with the terms established by the Committee and any Participant elections, if permitted by the Committee, under Section 3.2. The number of Restricted Shares to be so credited shall equal the greatest number obtained by dividing (i) the amount of Compensation deferred and allocated to the Participant’s Equity Subaccount for the Plan Quarter, by (ii) the Restricted Share Discount Percentage times the Fair Market Value of one Share as of the last day of the Plan Quarter. Restricted Shares shall be credited and relate to whole shares, with any fractional remainder for the Plan Quarter allocated to the Participant’s Investment Subaccount, unless the Committee specifies another reasonable method of dealing with fractional Shares or cash amounts that relate thereto. The Committee may cause the crediting of Restricted Shares at dates other than the last day of Plan Quarters, in its discretion.

(b) Restricted Shares shall be subject to the provisions of Article IV.

(c) Shares reserved for Restricted Shares and Deferred Shares under the Plan shall be authorized and unissued Shares or treasury Shares (including Shares reacquired by the Company for purposes of the Plan). The Shares to be used under the Plan for delivery in connection with outstanding Restricted Shares and Deferred Shares granted from May 5, 2003 through March 24, 2021 shall be drawn from the 2003 Incentive Compensation Plan and granted from March 25, 2021 onward shall be drawn from the Equity Compensation Plan.

(d) If any Restricted Shares or Deferred Shares under the Plan are forfeited, the Shares forfeited shall again become available for delivery under the Equity Compensation Plan to the extent the Shares at issue originated under such Plan or the 2003 Incentive Compensation Plan.

3.5 Account Statements. Each Participant will receive a statement of the balance in the Participant’s Accounts as promptly as practicable after the end of each Plan Quarter.

3.6 Redeferral of Account. At the time(s) specified in Section 2 of Exhibit A to the “Compliance Rules Under Code Section 409A” (and as otherwise permitted under Section 9.6 of the Equity Plan), a Participant who is an Employee may elect to defer the amounts credited to that Account for an additional period of five years (or such other period as may be permitted by the Committee, subject to the applicable requirements of such Exhibit A), beginning on the first day of the Plan Year immediately following the last day of the Deferral Period. An election to extend the Deferral Period shall be made in the form and manner prescribed by the Administrator.

ARTICLE IV

RESTRICTED SHARES

4.1 Terms of Restricted Shares. If a Participant’s employment with the Company, and its subsidiaries or affiliates terminates prior to the earliest of (i) the end of the Restricted Period, (ii) the Participant’s retirement after attainment of Retirement Age, (iii) the Participant’s death, (iv) the occurrence of a Change of Control applicable to the Plan Year, or (v) the fifth anniversary of the first day of the Plan Year that includes the date of grant of the Restricted Shares, a portion of the Restricted Shares credited to his or her Equity Subaccount for each Plan Year shall be forfeited. The number of Restricted Shares to be forfeited shall be (A) the total number of Restricted Shares credited for that Plan Year minus (B) that total number of Restricted Shares times the Restricted Shares Discount Percentage for that Plan Year. Any Deferred Shares credited under Section 4.2 that are attributable, directly or indirectly, to such forfeited Restricted Shares will also be forfeited. Any fractional Shares resulting from this calculation will be disregarded and not forfeited, unless the Equity Subaccount is then being maintained in a manner that credits and accounts for fractional Shares.

4.2 Dividend Equivalents. As of the last day of each Plan Quarter, each Participant’s Equity Subaccounts shall be credited with a number of whole and fractional Deferred Shares equal to (i) the product of (A) the aggregate number of Restricted Shares and Deferred Shares credited to the Participant’s Equity Subaccounts, multiplied by (B) the cash value or Fair Market Value of any dividend paid with respect to a Share during such Plan Quarter, determined as of the payment date for such dividend, divided by (ii) the Fair Market Value of a Share as of the Dividend Payment Date of such Plan Quarter; provided, however, that, in the case of a non-cash dividend, the Committee may determine to make an equitable adjustment under Article VII in lieu of crediting the Participant’s Equity Subaccounts under this Section 4.2. The foregoing notwithstanding, the Committee or Administrator may specify an alternative method for crediting dividend amounts, including by cash crediting to the Participant’s Investment Subaccount, for administrative convenience; such alternative methods need not apply uniformly to all Participants.

ARTICLE V

[RESERVED]

ARTICLE VI

DISTRIBUTION OF DEFERRED COMPENSATION

6.1 Election of Distribution Form. By the applicable deadline for the filing of each deferral election described in Section 3.1, the Participant shall elect to receive the balance of the Account with respect to which such deferral election is made, in the form of a single sum, periodic distributions over a period of five years, or periodic distributions over a period of ten years. At the time prescribed in Section 3.6 with respect to each of the Participant’s Accounts, the Participant may make a new election as to the timing of distribution of that Account. The election timing rules specified herein are intended to comply with Code Section 409A; the provisions of Section 9.6 of the Equity Plan and the “Compliance Rules Under Code Section 409A” shall apply for this purpose. Elections made pursuant to this Section 6.1 shall be made in the form and manner prescribed by the Administrator. If a Participant fails to make an election pursuant to this Section 6.1 with respect to any Account, that Account will be distributed in a single sum.

6.2 Form of Distribution. Distribution shall be made in accordance with the election made pursuant to Section 6.1, as in effect at the time of distribution. Distributions from the Investment Subaccount portion of a Participant’s Account shall be made in cash, unless in-kind distribution of assets that match the Participant’s notional investments is authorized by the Committee. Distributions from the Equity Subaccount portion of a Participant’s Account shall be made in the form of Shares, with any fractional Shares distributed in cash unless other means of settlement of fractional Shares is authorized by the Committee. If a Participant’s Investment Subaccount is distributed in annual installments, the undistributed portion of such Investment

Subaccount shall continue to be credited with earnings and losses in accordance with Section 3.3(c). As of the last day of each Plan Year, the amount of each remaining installment shall be redetermined by dividing the undistributed balance of the Investment Subaccount, as adjusted in accordance with the preceding sentence, by the number of remaining installments.

6.3 Distribution Upon Expiration of Deferral Period. Unless distribution is made at an earlier time pursuant to this Article VI, the balance of each Account shall be distributed to the Participant in the manner prescribed under Section 6.2 in, or beginning in, the January following the end of the Deferral Period applicable to that Account (including any extension in accordance with Section 3.6). All installments shall be distributed in January of the applicable year.

6.4 Hardship Distribution. Notwithstanding any other provisions of this Plan, if the Committee determines, after consideration of a Participant’s application, that the Participant has sustained a severe financial hardship resulting from a sudden and unexpected illness or accident of the Participant or the Participant’s dependent (as defined in Section 152(a) of the Code), loss of the Participant’s property due to casualty, or other similar extraordinary and unforeseeable circumstances resulting from events beyond the Participant’s control, the Committee may, in its sole discretion, if the applicable conditions of Section 9.6 of the Equity Plan and the “Compliance Rules Under Code Section 409A” relating to an “Unforeseeable Emergency” have been met, direct that all or a portion of the Participant’s Account be paid to the Participant; provided, however, that during the Restricted Period applicable to any Restricted Shares, no such Restricted Shares (and related Deferred Shares) in excess of the number of such Restricted Shares (and related Deferred Shares) that would remain after forfeiture under Section 4.1 shall be distributed under this Section 6.4. The payment will be made in the manner and at the time specified by the Committee, subject to compliance with such applicable requirements of Code Section 409A. No Participant who is also a member of the Committee may in any way take part in any decision pertaining to a request for payment made by that Participant under this Section 6.4. In the event of a withdrawal under this Section 6.4, the Participant’s deferral election shall be cancelled for the Plan Year in which the withdrawal occurs, and no deferral election will be permitted for the next following Plan Year.

6.5 Death Benefit. In the event of a Participant’s death before the balance in the Participant’s Account is fully paid out:

(a) Payment of the balance of the Account will be made to the beneficiary or beneficiaries designated by the Participant or, if the Participant has made no such designation or no beneficiary survives, to the Participant’s estate. In either case, such payments will be made in a single sum at such time as determined by the Administrator (in coordination with the Participant’s estate or beneficiary) between the date of the Participant’s death and December 31 of the year following the Participant’s death.

(b) If, after a Participant’s death, a beneficiary who has become entitled to payment under this Section 6.5 dies, this Section 6.5 shall be applied in the same way to such beneficiary (i.e., treating the beneficiary as the “Participant” for purposes of Section 6.5(a)).

6.6 Tax Withholding; FICA. The Company may defer making delivery of cash or Shares under this Article VI until satisfactory arrangements have been made for the payment of any withholding taxes attributable to the distribution or withdrawal, provided that no deferral is permitted hereunder to the extent not in compliance with Code Section 409A. The Committee may require that a Participant pay, or permit a Participant to elect, in such form and at such time as the Committee may prescribe, to pay, all or a portion of any taxes arising in connection with the distribution of Shares in settlement of a Participant’s Equity Subaccounts by electing to (i) have the Company withhold whole Shares, or (ii) deliver other whole Shares owned by the Participant, except that the number of Shares withheld or surrendered shall be limited to that number having a Fair Market Value not greater than the minimum applicable withholding tax rate for federal (including FICA), state and local tax withholding obligations associated with the transaction if and to the extent such restriction is then necessary in order that the Company not recognize additional accounting expense in connection with the transaction. By electing to defer compensation under the Plan, each Participant will have agreed to pay any FICA/HI or other taxes that may be applicable to the amounts deferred or upon the vesting of Restricted Shares hereunder.

ARTICLE VII

EFFECT OF CERTAIN CHANGES

In the event of any extraordinary dividend, Share dividend, recapitalization, merger, consolidation, Share split, warrant or rights issuance, or combination or exchange of such Shares, or other similar transactions, the number and type of outstanding Restricted Shares and Deferred Shares and other affected Plan terms shall be equitably adjusted by the Committee to reflect such event and preserve the value of such Restricted Shares and Deferred Shares; and the Committee may make such other adjustments to the terms of outstanding Restricted Shares and Deferred Shares as it may deem equitable under the circumstances. A Participant’s right to an adjustment to outstanding Restricted Shares and Deferred Shares is subject to applicable provisions of Section 5 of the Equity Plan, and this Article VII shall not be deemed to limit or expand the rights so conferred under the Equity Plan.

ARTICLE VIII

GENERAL

8.1 Unsecured Claims. The right of any Participant, beneficiary or estate to receive payment of any unpaid balance in the Participant’s Account, including Restricted Shares and Deferred Shares, will be an unsecured claim against the general assets of the Company. Effective November 1, 2022, the obligations of Jefferies Group LLC under the Plan were assumed by and became the obligations of the Company.

8.2 Anti-alienation and Assignment. During a Participant’s lifetime, any payment under the Plan will be made only to the Participant. No Account balance, Restricted Shares, Deferred Shares, sum or other interest under the Plan shall be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance or charge, and any attempt by a Participant or any beneficiary under the Plan to do so shall be void. No interest under the Plan shall in any manner be liable for or subject to the debts, contracts, liabilities, engagements or torts of a Participant or beneficiary entitled thereto. Accounts shall also be subject to Section 9.6 of the Equity Plan.

8.3 No Rights to Continued Employment. Nothing in the Plan shall confer upon any Participant the right to continue employment with the Company or its subsidiaries or affiliates or to be entitled to any remuneration or benefits not set forth in the Plan.

8.4 Administration.

(a) The Plan shall be administered by the Committee, except as otherwise specifically provided in the Plan; provided that the Board may perform any function of the Committee under the Plan. The Committee shall have the full authority and discretion to make such interpretations and constructions of the Plan as are necessary to administer the Plan in accordance with, and subject to, the Plan’s provisions. Unless otherwise determined by the Committee, the Administrator shall have delegated authority (1) to take all ministerial actions the Committee is authorized to take under the Plan (2) to take any other actions that the Committee is authorized to take with respect to the Plan that does not result in more than an immaterial cost to the Company or its subsidiaries or affiliates, and (3) to designate (i) employees or groups of employees of Jefferies LLC or Leucadia Asset Management or their subsidiaries (or any affiliated company that employs their service providers) for participation in the Plan, or (ii) the Company or other Company subsidiaries and affiliates, and employees thereof, as Designated Entities participating in the Plan; provided, however, that designation of an executive officer of the Company for participation (if such person was not theretofore previously eligible for participation herein) shall be subject to the approval of the Committee. This authority delegated to the Administrator includes authority to determine the terms of participation in the Plan, including the Compensation eligible for deferral hereunder, and authority to designate investment funds under the Plan (which will not be deemed to impose a material cost if the obligation can be substantially fully hedged or otherwise does not provide an above-market or preferential rate of return within the meaning of Item 402(c) of Regulation S-K). In any case in which the Administrator is acting on behalf of the Committee pursuant to such delegated authority, references in the Plan to the Committee shall be deemed to include the Administrator.

(b) All decisions, determinations and interpretations of the Committee or Administrator (or any person to whom authority has been delegated) shall be final and binding on all persons, including the Company and its subsidiaries and affiliates, the Participant (or any person claiming any rights under the Plan from or through any Participant) and any shareholder. No member of the Committee, Administrator or any person to whom authority has been delegated shall be liable for any action taken or determination made in good faith with respect to the Plan or any grant or rights hereunder.

(c) The Committee and Administrator shall make reasonable efforts to provide that all determinations of the Committee or Administrator with respect to the terms and timing of elections by Participants hereunder will be implemented in a manner that reasonably assures that a Participant making the election will not be deemed to be in constructive receipt of the compensation or have the economic benefit of the compensation such that federal income taxation of such compensation would be triggered prior to the end of the applicable Deferral Period, and to reasonably assure that no Participant is subject to taxation (including penalties) under Code Section 409A.

(d) Actions by the Administrator within the scope of its authority may be authorized or approved by such procedures as may be implemented by the Administrator from time to time. Subject to such limitations as may be specified by the Administrator, if an officer who is a member of the Administrator has responsibility for day-to-day administration of the Plan, such officer may take actions hereunder on behalf of the Administrator, giving notice to other members of the Administrator in cases in which such actions are significant, or may take actions and make determinations on behalf of the Administrator if approved by any two officers who are members of the Administrator.

8.5 Amendment and Termination of the Plan. The Board at any time and from time to time may suspend, terminate, modify or amend the Plan. The Committee may act on behalf of the Board under this Section 8.5 to the extent the Committee is acting within the scope of its authority under any Committee chartering document or other delegation of authority by the Board. Except as provided in Article VII hereof, no suspension, termination, modification or amendment of the Plan may materially and adversely affect any amount, Restricted Shares or Deferred Shares previously credited to a Participant unless the written consent of the Participant is obtained. No amendment shall be adopted or effective to cause a Participant to be subject to taxation (including penalties) under Code Section 409A.

8.6 Governing Law. The Plan and the rights of all persons claiming hereunder shall be construed and determined in accordance with the laws of the State of New York without giving effect to the choice of law principles thereof, except to the extent that any such law is preempted by federal law.

8.7 Implementing Plan in Foreign Jurisdictions. The Committee is authorized to amend or vary the terms of the Plan in implementing deferrals in foreign jurisdictions in which eligible Employees are employed, in order to conform with local laws and customs, and to permit participation by such Employees on terms deemed by the Committee to be reasonably comparable to the terms of participation of U.S.-resident Employees and consistent with the purposes of the Plan. Unless otherwise determined by the Committee in advance of the deadline for an election to participate by a non-U.S. resident, restrictions required to comply with Code Section 409A shall apply to any such non-U.S. resident.

8.8 Terms of Deferrals Prior to November 1, 2022. The terms and conditions of participation and deferrals from March 1, 2013 through the effectiveness of the merger of Jefferies Group LLC with and into the Company on November 1, 2022 were governed by the terms and conditions of the Plan and determinations of Jefferies Group LLC thereunder, as in effect during that period. The terms and conditions of participation and deferrals from January 1, 2003 through the effectiveness of the Merger Transactions on March 1, 2013 were governed by the terms and conditions of the Plan, and determinations of Jefferies Group, Inc. thereunder, as in effect during that period.

8.9 Certain Restrictions to Promote Compliance with Code Section 409A. The provisions of Section 9.6 of the Equity Plan shall be further restrictions under this Plan. For this purpose, deferrals of compensation hereunder, constitute 409A Awards for purposes of the Equity Plan and the “Compliance Rules Under Code Section 409A.” Distributions relating to each Plan Year, distributions in respect of a Plan year resulting from annual incentives, forfeitable Restricted Shares and Deferred Shares, and non-forfeitable Restricted Shares and Deferred Shares each shall constitute a separate payment for purposes of Code Section 409A; distributions relating to a Plan Year in the form of installments shall constitute a single payment with respect to such Plan Year for purposes of Code Section 409A.

Appendix A

JEFFERIES FINANCIAL GROUP INC.

IMPLEMENTATION OF THE DEFERRED COMPENSATION PLAN IN FOREIGN

JURISDICTIONS AND DELEGATION OF AUTHORITY

This Appendix to the Jefferies Financial Group Inc. Deferred Compensation Plan, as amended and restated, originally became effective October 19, 2009. The Appendix is authorized by and gives effect to Section 8.7 of the Plan, to provide terms upon which deferrals by non-U.S. taxpayer employees of Jefferies LLC and its subsidiaries (including indirect subsidiaries) or other entities designated as participating in the Plan may be implemented. Capitalized terms in this Appendix shall have the same meanings as in the Deferred Compensation Plan, except as specifically modified in the provisions of this Appendix or by action of the Plan Administrator (or anyone validly exercising the authority of the Administrator). Certain provisions of this Appendix confirm the scope of delegated authority under Plan Section 8.4 for all purposes of the Plan.

1. Establishment of Foreign Deferral Programs. The Administrator is authorized to establish programs for deferral of compensation with terms that meet the legal requirements and customary business practices of non-U.S. jurisdictions in which the Company or its subsidiaries or affiliates (if then participating in the Plan) do business or in which employees of the Company or its subsidiaries or affiliates reside, and otherwise to require or permit such employees to defer compensation in order to further the compensatory purposes of the Plan (“Programs”). Programs shall be implemented under the authority of, and subject to, the Plan, except that the terms of any Program may vary from the terms of the Plan to the fullest extent permitted under Section 8.7 of the Plan. If the terms of this Appendix or any Program conflict with terms of the Plan, the terms of the Appendix or Program shall govern.

2. Administration.

(a) Administrator Authority to Establish Programs. The authority delegated to the Administrator under Section 8.4 of the Plan shall be deemed to include authority to establish Programs. The following shall be deemed to be immaterial costs within the meaning of Section 8.4 which may be approved by the Administrator:

•

Costs of administration of any Program, including the costs for any employee benefit trust that is established in connection with a Program. It is understood that amounts credited as deferrals or as earnings to a Participants’ account are not administrative costs.

•

Compensation payable as mandatorily or electively deferred amounts under a Program, provided that the authorization of payment of the amount of such compensation has been approved by a duly authorized decision-maker. For example, if payment of such compensation would be within the scope of the Administrator’s authority apart from the Plan, it likewise shall be deemed to be within the scope of the Administrator’s authority for a payment to be credited as a deferral or as earnings to a deferral account under a Program.

•

Amounts credited as earnings based on investment vehicles selected by the Administrator for measuring earnings under a Program, provided that the investment vehicles are identified prospectively and relate to actual investments or objective measures, or are investments or measures of return that are required by local law or conform to local business practice.

•	Participation levels under a Program.

(b) Delegation of Administrator’s Authority. Except to the extent limited by the Administrator, the authority of the Administrator under this Appendix may be exercised by Global Human Resources Controller, the Global Human Resources Director or any other officer of the Company or a subsidiary designated by the Administrator, except as limited in Section 2(c).

(c) Scope of Section 8.4. The Committee hereby confirms that the Administrator has delegated authority under the Plan to determine the classes of employees eligible to participate in the Plan each year. Specifically, the Administrator may exercise the authority of the Committee to determine eligibility to participate under Article II, subject to the following: (i) Executive officers of the Company who are compensated for services provided to Jefferies LLC will be eligible to participate in the Plan each year, unless otherwise determined by the Committee (this determination shall not be made by the Administrator under delegated authority); and (ii) a determination by the delegees identified in Section 2(b) of the general participation criteria for participants subject to U.S. taxation for a given Plan year must be confirmed by an officer serving as a member of the Administrator. The Administrator is also authorized to select investment vehicles for measuring earnings for Participants (which need not be made available to all Participants), provided that the investment vehicles are identified prospectively and relate to actual investments or objective measures of value.

3. Variance of Terms of Programs. In furtherance of Section 1 of this Appendix, and without limiting the authority of the Administrator under the Plan or this Appendix, the following terms may be specified in a Program even though such terms will be at variance with terms of the Plan:

•

Mandatory terms: A Program may provide that deferrals of specified items of compensation shall be mandatory, and that the Deferral Period, investment vehicles for mandatory or elective deferrals and other terms of the deferral will be as specified by the Administrator on a mandatory basis. In such case, provisions of the Plan providing for elections of the participant (including portions of Sections 1.1(h), (j) and (y), 2.1, 3.1-3.3, and 3.6, and Article VI which authorize or relate to elections of the participant, but without disapplying the terms of those provisions not related to elections) and provisions relating to the timing for such elections, the provision of information to the participant in advance of such elections, limitations on extending or accelerating the termination of the Deferral Period and related provisions shall not apply unless otherwise specified by the Administrator in a Program.

•

Vesting terms: A Program may provide that deferrals and account balances may be forfeited based on continued service, performance measures, violation of duties or obligations of the Participant or otherwise as determined by the Administrator. This includes authority to add to, disapply or otherwise vary the vesting and forfeiture terms applicable equity awards (including terms of the Restricted Period under Section 1(y) and Article IV).

•

Timing rules: A Program may vary the requirements as to the time at which any Participant is permitted to elect to defer, to receive a distribution, to specify the amount or form of a distribution, to accelerate the timing of a distribution, or to specify any other matter relating to a defer or the timing at which such an election becomes irrevocable from those specified in the Plan, as determined by the Administrator (except as limited in any case in which the Program will be operated in compliance with Code Section 409A).

•

Code Section 409A compliance: Plan Section 8.7 notwithstanding, restrictions required to comply with Code Section 409A (including restrictions in Sections 1(a), 1(h), 6.1, 8.4(c), 8.5, and 8.9) shall not apply to deferrals of any Program participant not subject to United States federal income tax in the year of deferral unless the Program expressly provides that it shall be Section 409A compliant.

•	Hardship withdrawal provisions: Unless otherwise specified in a Program, the hardship withdrawal provisions of Section 6.4 will not apply to Program deferrals.

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Equity awards: A Program may provide for Restricted Shares, Deferred Shares or stock options with terms that vary from those set forth in the Plan, which could include provisions for settlement of Restricted Shares or Deferred Shares in cash or stock options with an exercise price adjusted to reflect the deferral amount. However, it is intended that the use of options under a Program will be limited to cases in which options facilitate deferral of taxation under local tax law on economic terms that are aligned with Restricted Shares and Deferred Shares or other forms of deferral then in general use under the Plan. Such equity awards will be subject to approval by the Committee.

•

Establishment of Trusts: A Program may provide for the use of a trust or trusts in connection with deferrals, as determined by the Administrator. This includes coordination with employee benefit trusts or similar arrangements used for compensatory purposes in the Program’s specific country or jurisdiction. The Administrator may delegate authority to the trustees of any such trust with respect to ministerial matters under the Program.

4. Establishment of U.K. Program. In furtherance of the authorization in this Appendix, the Administrator is authorized to establish a deferral program for employees of the Jefferies LLC’s United Kingdom subsidiaries, providing for mandatory or elective deferrals of compensation with participation, deferral and other terms as specified by the Administrator.